THIS NOTICE OF 2026 ANNUAL GENERAL MEETING IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the contents of this Notice of 2026 Annual General Meeting or the action you should take, you should consult an appropriately authorized independent financial adviser in your jurisdiction.

Gambling.com Group Limited

(Incorporated in Jersey with registered no. 135800)

Notice of 2026 Annual General Meeting

Notice of the Annual General Meeting of the Company to be held at 17:30 Eastern Time on May 20, 2026 at The Station at LoSo, 3600 South Boulevard, Suite 200, Charlotte, North Carolina, United States 28209, is set out on page 5 of this Notice of 2026 Annual General Meeting (this "**Notice**").

Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Annual General Meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company.

Only those persons entered on the register of members of the Company as at March 30, 2026 (the "**Record Date**") shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.

Whether or not you propose to attend the Annual General Meeting, you are encouraged to complete and submit the accompanying Form of Proxy in accordance with the instructions printed on it. The Form of Proxy must be completed, signed, and returned so as to reach the Company's proxy tabulator, Alliance Advisors, LLC, at 150 Clove Road, Suite 400, Little Falls, New Jersey, United States 07424, or submitted by internet, no later than May 19, 2026 (or, if the Annual General Meeting is adjourned by 48 hours of less, either in accordance with the above, by the chairman of the meeting or the secretary or any director at the original meeting, or at such address and by such time as the chairman of the meeting may direct, or if the Annual General Meeting is adjourned by more than 48 hours, 24 hours before the adjourned meeting (excluding any part of a day that is not a working day (within the meaning of Article 96(4B) of the Companies (Jersey) Law 1991 (the "**Jersey Companies Law**"))) before the time fixed for the adjourned meeting).

If you beneficially own shares in the Company via the Depository Trust Company ("**DTC**") system as at the Record Date, a separate instruction card will be sent to you so that you may give voting instructions to your broker or nominee in respect of your shares.

The return of a completed Form of Proxy does not prevent a shareholder from attending the Annual General Meeting and voting in person if such shareholder wishes to do so. However, if a shareholder does attend and vote at the Annual General Meeting, any proxy appointment will be treated as revoked.

LETTER FROM OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Gambling.com Group Limited

(Incorporated in Jersey with registered no. 135800)

Directors:
Charles Gillespie – Chairman and Chief Executive Officer
Kevin McCrystle - Chief Operating Officer
Michael Quartieri – Lead Independent Director
Susan Ball
Pär Sundberg
Jayme Mendal
Fintan Costello

Registered Office:
Gambling.com Group Limited
22 Grenville Street
St Helier
Jersey
JE4 8PX

April 21, 2026

Dear Shareholder,

Annual General Meeting – 2026

I am delighted to inform you that the 2026 annual general meeting (the "**Annual General Meeting**") of Gambling.com Group Limited (the "**Company**") will be held at 17:30 Eastern Time on May 20, 2026 at The Station at LoSo, 3600 South Boulevard, Suite 200, Charlotte, North Carolina, United States 28209.

The formal notice convening the Annual General Meeting is set out on page 5 of this Notice. Explanatory notes to each of the resolutions to be considered at the Annual General Meeting can be found beginning on page 10.

Accompanying this Notice is the Company's audited Annual Report and Accounts for the financial year ended December 31, 2025.

In the opinion of the directors, approval of each of the resolutions to be proposed at the Annual General Meeting is in the best interests of the Company and its shareholders as a whole. Accordingly, the directors unanimously recommend that you vote in favor of each of the resolutions

at the Annual General Meeting, as they intend to do in respect of their own beneficial shareholdings in the Company.

If you cannot attend the Annual General Meeting, I would encourage you, regardless of the number of shares you own, to vote on the resolutions by completing and returning the enclosed Form of Proxy in accordance with the instructions printed on the form as soon as possible so as to reach the Company's proxy tabulator, Alliance Advisors, LLC, at 150 Clove Road, Suite 400, Little Falls, New Jersey, United States 07424, or submitted by internet, by no later than May 19, 2026.

Further information regarding proxy appointments can be found starting on page 5 of this Notice. The appointment of a proxy does not prevent you from attending and voting at the Annual General Meeting in person.

Only those persons entered on the register of members of the Company as at March 30, 2026 (the "**Record Date**") shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. At the close of business on the Record Date, the Company had outstanding 35,241,747 ordinary shares, of no par value.

If you beneficially own our shares in "street name" through Cede & Co., as nominee for the Depository Trust Company as at the Record Date, you will receive a separate voting instruction card from your broker or nominee through whom you beneficially own your shares. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions; otherwise, your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of the shares, or its appointed proxy, will vote your shares according to such voting instructions.

I look forward to seeing you at the meeting.

Yours sincerely,



Charles Gillespie
Chairman of the Board of Directors and Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING

Gambling.com Group Limited

(Incorporated in Jersey with registered no. 135800)

Notice is hereby given that the annual general meeting of Gambling.com Group Limited (the "**Company**") will be held at 17:30 Eastern Time on May 20, 2026 at The Station at LoSo, 3600 South Boulevard, Suite 200, Charlotte, North Carolina, United States 28209 (the "**Annual General Meeting**").

You will be asked to consider and vote upon the ordinary resolutions set out below. Voting on all resolutions at the Annual General Meeting will be by way of poll.

ORDINARY RESOLUTIONS

1. To receive the Company's Annual Report and Accounts for the financial year ended December 31, 2025, together with the reports of the directors and the auditor.
2. To appoint Johnny Hartnett as a Class II director of the Company.
3. To appoint Carol Anderson as a Class II director of the Company.
4. To re-appoint BDO LLP as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2027.
5. To authorize the audit committee to fix the remuneration of the auditors.

SPECIAL RESOLUTION

6. To approve a special resolution to amend the Company's Amended and Restated Memorandum and Articles of Association (the "**Articles**") to permit the Company's name to be changed by resolution of the Board of Directors of the Company (the "**Board**"), subject to applicable law.

April 21, 2026

By order of the Board

Mourant Secretaries (Jersey) Limited, Company Secretary

Registered Office:
22 Grenville Street. St Helier, Jersey, JE4 8PX
Registered in Jersey No. 135800

Important Notes

Entitlement to attend and vote

1. *Registered holders:* The Company, pursuant to its Articles, specifies that only those persons entered on the register of members of the Company as at March 30, 2026 (the "**Record Date**") shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after the Record Date shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting. Except as discussed below under "2. Beneficial owners," instructions in this Notice relating to appointment of proxies and voting by proxy apply only to registered holders.

2. *Beneficial owners:* If you beneficially own our shares in "street name" through Cede & Co., as nominee for the Depository Trust Company, as at the Record Date, you will receive a separate voting instruction card from your broker or nominee through whom you own your shares. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions; otherwise, your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of your shares, or its appointed proxy, will vote your shares according to such voting instructions. Your voting instructions must be received by your broker or nominee, so as to subsequently reach the Company's proxy tabulator, Alliance Advisors, LLC, at 150 Clove Road, Suite 400, Little Falls, New Jersey, United States 07424, or submitted by internet, by no later than May 19, 2026. You may also obtain a legal proxy from your broker or nominee to vote at the Annual General Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the shares at the Record Date.

Appointment and instruction of proxies

3. *Appointment of proxies:* Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Annual General Meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company.

4. *Voting by proxy:* A Form of Proxy which may be used to make such appointment and give proxy instructions accompanies this Notice. To be valid, any Form of Proxy must be received by post at 150 Clove Road, Suite 400, Little Falls, New Jersey, United States 07424, or submitted by internet, by no later than May 19, 2026 (or, if the Annual General Meeting is adjourned by 48 hours or less, either in accordance with the above, by the chairman of the meeting or the secretary or any director at the original meeting, or at such address and by such time as the chairman of the meeting may direct, or, if the Annual General Meeting is adjourned by more than 48 hours, 24 hours (excluding any part of a day that is not a working day (within the meaning of Article 96(4B) of the Jersey

Companies Law)) before the time fixed for the adjourned meeting). You can vote by internet by going to https://web.viewproxy.com/gamb/2026.

5. *Effect of returning executed proxy without instructions:* If you are a registered holder and submit proxy voting instructions but do not direct how your shares should be voted on each item, the person(s) named as proxy or proxies (provided not the Chairman of the Board (the "**Chairman**") or another of our directors) will vote or abstain from voting at his or her discretion. If you appoint the Chairman or another director as your proxy on any resolution, he or she will vote in favor of the resolution. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting.

6. *Authorized signatories voting by proxy:* In the case of a shareholder which is a body corporate, the Form of Proxy must be executed under its common seal or signed on its behalf by an agent or officer authorized for that purpose.

7. *Powers of attorney for voting by proxy:* Any power of attorney or any other authority under which the Form of Proxy is signed (or a duly certified copy of such power or authority) must be included with the Form of Proxy.

8. *Joint shareholders:* If more than one of the joint holders of a share tenders a vote on the same resolution, the vote of the senior who tenders a vote shall be accepted to the exclusion of the vote(s) of the other joint holders, seniority being determined by the order in which the names stand in the register in respect of the relevant share.

9. *Revocation of proxy vote:* If two or more valid but differing proxy appointments are received in respect of the same share, the one which is last received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share, and if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. Additionally, the return of a completed Form of Proxy will not prevent a shareholder attending the Annual General Meeting and voting in person if he/she wishes to do so, however, if a shareholder does attend and vote at the Annual General Meeting any proxy appointment will be treated as revoked.

10. *Voting standard:* Resolutions 1, 2, 3, 4, and 5 will be proposed as ordinary resolutions. This means that, to pass, a simple majority of the votes cast must be in favor of resolutions 1, 2, 3, 4, and 5. Resolution 6 will be proposed as a special resolution. This means that, to pass, two-thirds of the votes cast must be in favor of resolution 6.

11. *Withheld votes:* A vote withheld (also called an "abstention") is not considered a "vote cast" and is therefore not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting. However, the vote will count as present and entitled to vote for purposes of determining a quorum.

12. *Broker non-votes:* A “broker non-vote” occurs when a broker or nominee of record holding shares for a beneficial owner does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote (and are considered entitled to vote for purposes of a quorum) on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only proposals that we believe may be considered routine are Proposals 1 and 3; however, we expect that these proposals will not be treated as routine matters since our proxy statement is prepared in compliance with the Jersey Companies Law, and regulations promulgated thereunder, rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any non-routine proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote”. Therefore, it is important for a shareholder that holds shares through a broker or nominee to instruct its broker or nominee how to vote its shares if the shareholder wants its shares to count for all proposals.

Corporate representatives

13. *Authorization:* A body corporate which is a member of the Company may, by resolution of its board or other governing body, authorize any person or persons to act as its representative or representatives at the Annual General Meeting. A body corporate shall be deemed to be present in person at the Annual General Meeting if one or more of its representatives is present at that meeting.

14. *Evidence of authority:* The Board or any director or the secretary may (but is not bound to) require evidence of the authority of any such representatives. Any authorization in writing purporting to be signed by an officer of, or other person duly authorized for the purpose by, the body corporate shall be conclusive evidence of the authority of the representatives to act on behalf of the body corporate.

15. *Joint authority:* Where more than one person is authorized to represent a body corporate and more than one person purports to exercise a power on behalf of that body corporate, if each such person purports to exercise the power in the same way, the power is treated as exercised in that way; and if each such person does not purport to exercise the power in the same way, the power is treated as not exercised.

Voting

16. *By way of a poll*: At the meeting voting on each resolution will be by way of a poll.

Communications

17. *Queries:* Members who have general queries about the Annual General Meeting should contact the Company’s General Counsel at agm@gdcgroup.com. No other method of communication will

be accepted. You may not use any electronic address provided either in this Notice or any related documents (including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

Attendance

18. *Quorum:* The requisite quorum for the Annual General Meeting shall be present where two shareholders are present in person or by proxy and are entitled to vote at the Annual General Meeting, unless each such person is appointed as proxy of a shareholder in relation to the Annual General Meeting and they are proxies of the same shareholder.

19. *Attendance in person:* Shareholders, or their proxies, intending to attend the Annual General Meeting in person are requested, if possible, to arrive at the venue for the Annual General Meeting at least 20 minutes prior to the commencement of the Annual General Meeting at 17:30 Eastern Time on May 20, 2026, so that their shareholding may be checked against the Company's register of members and attendances recorded.

Other

20. *Notice:* A copy of this Notice (which contains the full unabridged text of the resolutions to be proposed at the Annual General Meeting) and a copy of the Articles can be found at www.gdcgroup.com. Should you wish to request a further copy of this Notice, please send your request to the attention of Sara Fletcher, Mourant Governance Services (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX (Tel: +44 1534 676 000; Email: MourantGSjersey@mourant.com).

21. *Solicitation costs:* We are paying for the distribution of the proxy materials and solicitation of the proxies. As part of this process, we reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our shareholders. Proxy solicitation expenses that we will pay include those for preparation, mailing, returning, and tabulating the proxies. Our directors, officers, and employees may also solicit proxies on our behalf in person, by telephone, email, or facsimile, but they do not receive additional compensation for providing those services.

EXPLANATORY NOTES TO THIS NOTICE OF 2026 ANNUAL GENERAL MEETING

Voting on all resolutions at the Annual General Meeting will be by way of a poll rather than a show of hands. This reflects best practice and means that votes of both shareholders who have lodged proxies and shareholders who attend the meeting will be taken into account.

We will announce preliminary results at the Annual General Meeting. We will report final results by furnishing a Report of Foreign Private Issuer on Form 6-K (the "**Form 6-K**") to the Securities and Exchange Commission (the "**SEC**") promptly after the Annual General Meeting. If final results are not available at that time, we will provide preliminary voting results in the Form 6-K and will provide the final results in an amendment to the Form 6-K as soon as they become available. The results will also published on our website as soon as practicable following the conclusion of the Annual General Meeting.

Resolution 1 - Annual Report and Accounts for the financial year ended December 31, 2025

The Annual Report and Accounts for the financial year ended December 31, 2025 must be laid before the Annual General Meeting. The annual accounts for the financial year ended December 31, 2025, the report of the directors and the report of the auditor are contained within such Annual Report and Accounts.

As a company organized under the laws of the Bailiwick of Jersey, for each financial year audited accounts and an independent auditor's report on the financial statements to shareholders must be laid before an annual general meeting. Those to be laid before the Annual General Meeting are in respect of the year ended December 31, 2025 and will be delivered to the Registrar of the Companies Registry in Jersey following the Annual General Meeting. The Jersey statutory accounts are substantially similar to the financial statements included in our Annual Report on Form 20-F, which was filed with the SEC on March 12, 2026 and distributed to our shareholders with this Notice (the "**Annual Report**"). In accordance with our obligations under Jersey law, we will provide our shareholders at the Annual General Meeting an opportunity to receive the Annual Report and ask any relevant and appropriate questions of the representative of BDO LLP in attendance at the Annual General Meeting. The full accounts, including the independent auditor's report, of the Company will be available for inspection prior to and during the Annual General Meeting. The vote on this resolution is an advisory vote only, and therefore, not binding on the Company or the Board. However, the Board will consider the voting results when making decisions regarding the future strategy and operations of the Company.

Resolutions 2 and 3 - appointment of directors

Under the Company's Articles, the directors of the Company are classified into three classes: Class I Directors, Class II Directors, and Class III Directors.

In accordance with Article 22 of the Articles, at the Annual General Meeting of the Company, the Class II Directors, being Pär Sundberg and Jayme Mendal, must each retire from office, but shall be eligible for re-

appointment. If re-appointed, they shall be entitled to serve until the date of the Company's 2029 annual general meeting. If any such director is not re-appointed, another individual can be appointed as a director in their place.

Pär Sundberg and Jayme Mendal have each confirmed, and the Board has accepted, that each does not wish to be re-appointed, nor does each consent to any subsequent nomination of him by the Board for re-appointment as a Class II Director.

Johnny Hartnett has been nominated for appointment as a Class II Director in place of Pär Sundberg at the meeting, and Carol Anderson has been nominated for appointment as a Class II Director in place of Jayme Mendal.

The appointment of Johnny Harnett and Carol Anderson shall each be considered as a separate resolution in accordance with Article 22 of the Articles.

Biographical details of the director nominee up for appointment at the meeting as well as the other directors not currently up for re-appointment, are set out below.

New Class II Director Nominees Proposed to be Appointed at the Annual General Meeting

Johnny Hartnett currently serves as an independent director on the board of directors of PENN Entertainment, Inc., an American entertainment company and operator of integrated entertainment, sports content, and casino gambling, having been elected in June 2025, where he contributes extensive experience in scaling online sports betting, entertainment, and gaming businesses. Since January 2024, he has been serving as a non-executive director of Super Technologies, Inc. (formerly Superbet Group), a portfolio company of Blackstone. From 2019 to 2024, and prior to joining the board of Superbet, Mr. Hartnett served as Chief Executive Officer of Superbet. During his tenure with Superbet, revenue grew sevenfold and profitability increased fivefold. Before Superbet, Mr. Hartnett spent 20 years at Flutter Group in a variety of senior roles including Chief Operating Officer. His previous positions included Managing Director of Paddy Power Online, and Managing Director International, and Chief Operating Officer of Sportsbet (Australia). Mr. Hartnett also serves as Chairman of Ding, a global mobile top up and remittance business, which is owned by U.K.-based, publicly listed private equity fund Pollen Street.

Carol Anderson served as Senior Vice President and Chief Financial Officer of Mohegan Tribal Gaming Authority from March 2021 until March 2024 after providing short-term Senior Financial Advisor consulting services to such entity. Ms. Anderson founded and served as Chairperson for the Mohegan Environment, Social & Governance Global Steering Committee and spearheaded the publication of Mohegan's inaugural ESG Annual Report. Mohegan is the owner, developer, and manager of land-based casino resorts and online gaming operations in the United States and Canada. Prior to her tenure with Mohegan, Ms. Anderson spent five years with Scientific Games Corporation (now Light & Wonder, Inc.) in several roles, ending as Senior Vice President – Treasury, Capital Markets and Associate General Counsel. At that time, Scientific Games provided products, services and content for gaming, lottery, and social gaming markets. Ms.

Anderson was previously a Corporate Finance/Capital Markets Associate with Latham & Watkins LLP and Weil, Gotshal & Manges LLP, as well as a Vice President – Leveraged Finance Investment Banking with Lehman Brothers Inc. Ms. Anderson holds a Bachelor of Arts degree in Political Science from Syracuse University and a Juris Doctor degree from Boston College Law School.

Class III Director Nominees Whose Terms Expire at the Annual General Meeting in 2027

Charles Gillespie is our Chief Executive Officer, Co-Founder and Chairman of the board of directors. Mr. Gillespie has held the position of Chief Executive Officer since the Company's inception in 2006 and Chairman of the board of directors since May 2024. As disclosed in the Company's Form 6-K filed with the SEC on March 26, 2026, Mr. Gillespie will be appointed as Executive Chairman of the board of directors upon conclusion of the Annual General Meeting. Through his tenure, Mr. Gillespie has overseen the Company's operations across multiple jurisdictions including Europe and the United States. Under his leadership, the Company has prioritized technological investments and has completed numerous acquisitions to expand the breadth of the Company's portfolio. He has built a reputation as a recognized leader and was named Sports Betting Community Leader of the Year in 2019. Mr. Gillespie holds a Bachelor of Arts degree in Political Science and Entrepreneurship from the University of North Carolina at Chapel Hill.

Kevin McCrystle is our Chief Operating Officer and Co-Founder, positions he has held since 2007, and a director since May 2024. As disclosed in the Company's Form 6-K filed with the SEC on March 26, 2026, Mr. McCrystle will be appointed as Chief Executive Officer upon conclusion of the Annual General Meeting. Through his tenure, Mr. McCrystle has developed and implemented strategies for product, marketing, content, sales, and integration of key acquisitions. Since July 2016, he has served as a director of GDC Media Limited (Ireland), a subsidiary of the Company. Mr. McCrystle holds a Bachelor of Arts degree in Political Science and Philosophy from the University of North Carolina at Chapel Hill.

Michael Quartieri has served as a director since June 2022. Mr. Quartieri also currently serves as the Chairman of the board of directors, Chief Executive Officer and President of RideNow Group, Inc. Mr. Quartieri had been the Chief Financial Officer of Dave & Buster's Entertainment, Inc. from January 2022 to April 2024. Prior to his position at Dave & Buster's Entertainment Inc., Mr. Quartieri had served as Executive Vice President, Chief Financial Officer and Corporate Secretary of LiveOne, Inc. from November 2020 until December 2021. Prior to his tenure at LiveOne, Inc., Mr. Quartieri served as Executive Vice President, Chief Financial Officer, Treasurer and Secretary at Scientific Games from November 2015 until June 2020. Prior to that Mr. Quartieri spent nine years with Las Vegas Sands Corp. in multiple roles ending as Senior Vice President, Chief Accounting Officer and Global Controller, and 13 years at Deloitte & Touche. He earned a Bachelor of Science and Master of Accounting degrees from the University of Southern California and is a Certified Public Accountant.

Class I Directors Whose Terms Expire at the Annual General Meeting in 2028

Susan Ball has served as a director since February 2018 and is a fellow of the Institute of Chartered Accountants in England and Wales. Ms. Ball previously served as a member of the board of directors at Games Global Limited, a private entertainment software developer The Bannatyne Group, a premium U.K. health club and spa operator; Playtech Plc, a listed online global gaming software supplier; Kambi Group Plc, a listed sports betting technology provider, where she led the initial public offering in 2014; and Fig, a U.K. venture capital group. From January 2011 to June 2013, Ms. Ball served as Chief Financial Officer at MOO.com, a global online digital print business. Ms. Ball also served as Chief Financial Officer at Bookatable.com during 2010, and at Praesepe Plc, a U.K.-listed B2B gambling company from April 2007 to December 2009. From 2003 to 2008, Ms. Ball served as Chief Financial Officer at Kindred Group Plc (where she led the initial public offering of Unibet Group). Prior to this, Ms. Ball served at BrightVenture Enterprises from 2000 to 2003, a private investment vehicle which she founded, and as Finance Director of U.K.-listed Burnden Leisure Plc (formerly Mosaic Investments Plc) from 1991 to 1999. Ms. Ball began her career at Ernst & Young, where she qualified as a Chartered Accountant in 1986. Ms. Ball holds a BA (Hons) in Accountancy from Birmingham University and has completed the London Business School Corporate Finance Programme.

Fintan Costello has served as a director since May 2025. Mr. Costello also currently owns NDA Media Ltd, the operator of financial content platform Investing Insiders. Mr. Costello previously served as director of NDC Media Limited, our wholly owned subsidiary and operator of BonusFinder.com, from December 2022 to December 2023. Prior to our acquisition of NDC Media Limited in January 2022, Mr. Costello was Chairman of the board of directors and Chief Executive Officer of Finder Media B.V., a company affiliated with NDC Media Limited, from July 2019 to December 2023. He previously served as Global Head of Marketing and Deputy Chief Digital Officer of Saxo Bank A/S from September 2017 to June 2019. Mr. Costello holds a Bachelor of Science degree in Business and Finance from Dublin City University.

Information on our corporate governance and compensation paid to our directors starts on page 72 of the Annual Report. The Board consists of seven members and the current composition of the committees of the Board is as follows: (i) the Audit Committee consists of Susan Ball, Michael Quartieri and Pär Sundberg, with Susan Ball serving as the Chairperson of the Audit Committee, (ii) the Compensation Committee consists of Susan Ball, Jayme Mendal and Michael Quartieri,, with Michael Quartieri, serving as the Chairperson of the Compensation Committee, and (iii) the Nominating and Governance Committee consists of Susan Ball, Fintan Costello, and Pär Sundberg, with Pär Sundberg serving as the Chairperson of the Nominating and Governance Committee.

During the fiscal year ended December 31, 2025, all directors attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings of the committees on which he or she served.

Resolutions 4 and 5 - re-appointment of auditor and remuneration

Under Jersey law, a company that is required to appoint an auditor must at each annual general meeting appoint an auditor to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting.

BDO LLP has expressed its willingness to continue in office as auditor, and resolution 4 approves the re-appointment of BDO LLP as auditors of the Company until the conclusion of the next annual general meeting.

Resolution 5 authorizes the audit committee to determine the remuneration of the auditors. The fees of BDO LLP for the fiscal years ended December 31, 2025 and 2024 are included below.

BDO has served as our independent registered public accounting firm for fiscal years 2025 and 2024. Our accountant's fees for professional services are as follows:

	YEAR ENDED DECEMBER 31,	
	2025	**2024**
	(in thousands, USD)	
Audit fees	2,262	1,241
Audit-related fees	—	—
Tax fees	—	—
Other fees	—	—
Total	2,262	1,241

"Audit Fees" are the aggregate fees for the audit of our annual consolidated financial statements and annual statutory financial statements, reviews of interim financial statements, review of our registration statement, and related consents.

"Audit-related Fees" are the aggregate fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

"Tax Fees" are the aggregate fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

"Other Fees" are any additional amounts for products and services provided by the principal accountant.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. All of the audit and non-audit services performed for us by our independent registered public accounting firm in 2025, 2024 and 2023 were pre-approved by our audit committee.

We expect that a representative of BDO LLP will attend the Annual General Meeting and the representative will have an opportunity to make a statement if he or she so chooses. The representative will also be available to respond to appropriate questions from shareholders.

Resolution 6 - special resolution to amend the Articles

The Board proposes that shareholders vote "FOR" and approve the special resolution to amend the Company's Amended and Restated Memorandum and Articles of Association (the "**Articles**") to permit the Company's name to be changed by resolution of the Board, subject to applicable law (the "**Proposed Amendment**"). This is a special resolution, which means that two-thirds of the votes cast must be in favor of this resolution in order to pass.

In order to effectuate the Proposed Amendment, the Board unanimously adopted and approved a resolution setting forth a proposed special resolution to effectuate the Proposed Amendment subject to shareholder approval (the "**Proposed Amendment Special Resolution**"). A copy of the Proposed Amendment Special Resolution is attached to this Notice as Annex A. If the Proposed Amendment Special Resolution is approved, the Company will register the Proposed Amendment Special Resolution with the Companies Registry of the Jersey Financial Services Commission ("**JFSC**") as soon as practicable after the Annual General Meeting.

Except as set forth in the Proposed Amendment Special Resolution, all of the remaining provisions of the current Articles will remain in full force and effect without change.

OTHER BUSINESS

The Board is not aware of any other business to be acted upon at the Annual General Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

The Company's filings with the SEC, including reports regarding the Company's quarterly business and financial results, are available for viewing and downloading on the SEC's website at www.sec.gov as well as under the Investor Relations section of the Company's website at https://www.gdcgroup.com. Shareholders may download a copy of these documents without charge at https://www.gdcgroup.com.

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), that are applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice should not be taken as an admission that the Company is subject to those proxy rules.

ANNEX A

SPECIAL RESOLUTION TO AMEND THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

THAT the Company's Articles of Association be amended by the insertion of a new Article 20A immediately following the existing Article 20, as follows:

"20A. Change of name

Subject to the Law, the Directors may, by resolution of the Board of Directors, change the name of the Company."